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                              November 17, 2021

       Lawrence Sun
       Secretary Assistant
       ENTREPRENEUR UNIVERSE BRIGHT GROUP
       Suite 907, Saigo City Paza Building 2
       No. 170, Weiyand Road
       Xi'an, China

                                                        Re: ENTREPRENEUR
UNIVERSE BRIGHT GROUP
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed October 21,
2021
                                                            File No. 000-56305

       Dear Mr. Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Explanatory Note, page ii

   1. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors,
whether you have received such approvals and the consequences to you and your investors if
you do not receive or maintain the approvals, inadvertently conclude that such approvals are
not required, or applicable laws, regulations, or interpretations change and you are
required to obtain approval in the future.
       Item 1. Business
       Corporate Structure, page 2

   2. We note your revised disclosure in response to comments 8 and 10; please also include the requested disclosure in
this section. Also discuss in this section the risks arising from the
 Lawrence Sun
ENTREPRENEUR UNIVERSE BRIGHT GROUP
November 17, 2021
Page 2
         legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
         Finally, with respect to the risks you discuss here and that were identfied in our prior comment 7, please provide cross-references to the individual risk factors that discuss the risks in greater detail.
Recent Regulatory Developments
Draft Cybersecurity Measures, page 11

3. We note your revised disclosure in response to comment 19. Revise here and elsewhere as applicable including on pages 35-37 to specifically acknowledge, if true, the uncertainty inherent in relying on an opinion of counsel in connection with whether aspects of your business could be subject to certain Chinese laws and regulations. In addition, please identify your PRC legal advisor and file the opinion on which you are relying as an exhibit to the registration statement, or tell us why you believe you are not required to do so.
Item 1A. Risk Factors
Our PRC subsidiary. . . ., page 35

4. Please disclose to what extent you believe that you are currently compliant with the regulations or policies that have been issued by the CAC to date. Our PRC subsidiary failed to deposit adequate contributions to the housing fund. . . ., page 39

5. We note your disclosure in response to comment 23. Expand the risk factor to disclose, if material, amounts of potential penalties and possible disciplinary action including the amount of payment potentially due to the housing fund.
The audit report included in this Amendment. . . ., page 46

6. Please expand this risk factor to clarify that the bill passed on June 22, 2021 is named the Accelerating Holding Foreign Companies Accountable Act and state that, if enacted, it will decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Item 13. Financial Statements and Supplementary Data, page F-1

7.       Please update the financial statements pursuant to Rule 8-08 of
Regulation S-X.
General
FirstName LastNameLawrence Sun
Comapany
8.         NameENTREPRENEUR
       We note                      UNIVERSE
                your response to comment        BRIGHT
                                         12, however yourGROUP
                                                          website continues not
to function.
       Please advise or
November 17, 2021 Page 2revise.
FirstName LastName
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR       UNIVERSESun
                            BRIGHT GROUP
Comapany 17,
November  NameENTREPRENEUR
              2021             UNIVERSE BRIGHT GROUP
November
Page 3    17, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services